

October 25, 2011

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Cracker Barrel Old Country Store, Inc.**
Preliminary Proxy Statement filed on Schedule 14A
Filed on October 17, 2011 by Biglari Holdings, Inc., Biglari Capital Corp., the Lion
Fund, L.P., Sardar Biglari
File No. 1-25225

Schedule 13D/A filed by Biglari Holdings, Inc., Biglari Capital Corp., the Lion
Fund, L.P., Sardar Biglari
Filed August 23, 2011
File No. 5-60679

Dear Mr. Wolosky:

    We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

    Please respond to this letter by amending your filing, by providing the requested
information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances or do not believe an amendment
is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Cover Letter

1.   Succinctly clarify how the nominee, if elected, would "stand up for all shareholders" and
      acknowledge the limitations a single nominee would face if elected to an eleven-member
      board.

2.   The basis for the assertion that the participants are the largest shareholders of the
      company based on the amount beneficially owned (as defined in Rule 13d-3) is not

apparent. Refer to the 13G/A filed by BlackRock, Inc on April 8, 2011 in which it reports beneficial ownership of 10.02%. Please revise your materials and all future soliciting materials to correct statements that Biglari Holdings is the largest shareholder of the company. In this regard, please note our subsequent comment on the reporting of beneficial ownership in Schedule III of your proxy statement.

Preliminary Proxy

General

3.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

4.   Please revise the proxy statement and form of proxy card to specifically identify the name of the company nominee for whom proxies will not be voted. Refer generally to Release No. 34-31326.

5.   Please set forth the basis for, or remove statements that characterize the participants as long-term shareholders. Based on the limited history of beneficial ownership by the participants outlined in Schedule III, it is not apparent why the participants are being characterized as long-term investors. If the characterization is meant to be prospective in nature, revise to clarify.

Background of the Solicitation, page 5

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Throughout the proxy statement, there is insufficient disclosure acknowledging that previous conversations between the participants and the company are assertions of opinion or belief. Please revise your disclosure. Also, please provide support for assertions of opinion. For example, please characterize as your opinion and provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

- "Cracker Barrel's failure to report both operating segments has deprived shareholders of the ability to again a better understanding of the performance of the entire Company and to estimate more accurately the company's intrinsic value…";

- "[t]op leadership had shaped a culture that lacks accountability, transparency…";

- "Mr. Biglari concluded that the 10% poison pill is part of the Board's entrenchment scheme which must end because it affords Board members immunity, not accountability and in doing so disenfranchises all shareholders…" (emphasis added);

- assertions regarding state law principles which serve to limit shareholders like the participants from acquiring a control stake in a Tennessee corporation, inclusive of any legal precedent upholding such state law statutory restrictions; and,

- assertions that the board has engaged in "faulty capital allocation".

   Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

7.   Refer to disclosure in which you state that Mr. Woodhouse "agreed" that the companies were not direct competitors." Given the centrality of the issue of competition in the parties' negotiations, it would appear that further context to your statement is required. For example, clarify whether Mr. Woodhouse "agreed", subject to caveats or qualifications. If so, revise to disclose the caveats or the fact that he agreed subject to qualifications. Also, if it was the participants' *opinion* that Mr. Woodhouse "agreed", clarify this in your disclosure. Alternatively, remove the statement that Mr. Woodhouse "agreed" if there is no reasonable factual basis for such an interpretation.

8.   Refer to the last bullet point on page 5 in which you state Mr. Woodhouse had previously "agreed that Steak n Shake and Cracker Barrel were not competitors…" This appears to be an even broader statement than the statement in the prior bullet point in which you disclose that Mr. Woodhouse "agreed" that the companies were not "direct" competitors. Did Mr. Woodhouse state that the two companies were not competitors at all, (neither direct or indirect)? Please be consistent in recounting and characterizing the statements of the parties. Refer generally to Rule 14a-9.

9.   Please set forth the basis for Mr. Biglari's denial that there were no legal issues.

10.   Please clarify further why Mr. Bigalri rejected the idea of outsourcing unaffiliated directors.

11.   Set forth the views expressed by Mr. Biglari and Mr. Cooley on how best to improve the operating performance of the company and maximize value for shareholders. Disclose whether the views expressed at that meeting are the same plans the participants intend on advocating for if the nominee is elected to the board.

12.   Please avoid making any statements in the proxy statement or any other soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, we note Mr. Biglari's "conclu[sion] that the 10% poison pill is part of the Board's

entrenchment scheme which must end because it affords Board members immunity, not accountability and in doing so disenfranchises all shareholders…" Refer to Rule 14a-9.

13.   Please revise to specify Mr. Biglari's suggestions to Ms. Cochran on August 26, 2011 regarding how Biglari Holdings would work constructively with the board to help turn around the business. If only general suggestions were made, revise to clarify this fact and disclose the general suggestions made.

Reasons for 1 Board Seat out of 11

14.   Elaborate on the specific plans, if any, that the nominee intends to advocate for that would address each of the concerns in the bullet points and also further the general list of actions disclosed in the second paragraph on page 9. If there are no specific plans, state this fact as well.

15.   Revise to disclose whether the participants considered the allegations and concerns of the company with respect to "legal" and/or antitrust issues. Please ensure that all assertions of opinion, inclusive of interpretative legal issues, are characterized as such and that you provide supplementally or set forth in the disclosure the basis for any such assertions.

16.   Please provide support supplementally for the assertion you make that the company's operating performance has deteriorated. In this regard, revise your disclosure to state that operating performance is measurable by a variety of metrics (i.e., not solely customer traffic). Further, please clarify whether the participants chose only to consider declining customer traffic and if so, why the participants believe that declining customer traffic is the most relevant metric.

17.   Please provide support for the assertion that the company's stock price performance is weak relative to other companies in the restaurant industry. Please ensure that the relevant metrics (time frame, peer group) are self evident or provided supplementally.

Proposal No. 1, page 10

18.   Please provide support for the statement that Mr. Biglari has a successful track record for allocating capital for both Biglari Holdings and Lion Fund. Further, please provide balance to the disclosure by acknowledging periods in which Mr. Biglari's funds did not achieve measurable success.

Proposal No. 2, page 13

19.   Please provide support for the participants' opinion that the type of poison pill enacted by Cracker Barrel, which includes an exception for a qualifying tender offer, "limits" or "reduces" the company's stock price. Alternatively, please remove the reference.

20.   You disclose that "[t]his action created a Board-imposed obstacle able to disenfranchise

shareholders and insulate the Board from accountability…" The basis for the statement is not evident. Please provide support for the statement or remove the statement. Also, please ensure that statements of opinion are characterized as such.

Proposal No. 5, page 16

21.   You disclose that "[w]e are submitting the Agreement and Plan of Merger…for approval by the shareholders at the Annual Meeting." Please correct your disclosure to reflect that the proposal is being presented by the company.

Solicitation of Proxies, page 21

22.   We note that you plan on soliciting proxies in person, by mail, advertisement, telephone, telecopier, the internet or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

23.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Incorporation by Reference, page 24

24.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule III

Security Ownership of Certain Beneficial Owners of the Company

25.   We note reference to the beneficial ownership reported on Schedule 13F in the footnotes to the table. As noted in the Instruction to Item 5 of Schedule 14A, beneficial ownership reporting for purposes of Item 5 of Schedule 14A is to be determined pursuant to Regulation 13D-G and Rule 13d-3 thereunder. Accordingly, reference and computation of beneficial ownership based on amounts reported on a Schedule 13F is not appropriate. Please revise and make other revisions called for as noted in prior comment 2.

Schedule 13D /A filed August 23, 2011

26.   Refer to the chronology of events included in the "Background" section of the proxy
        statement. Given the series of discussions and meetings including the participants'
        meeting with the nominating committee in July 2011, it is not apparent why disclosure in
        the original 13D, inclusive of Item 4 disclosure regarding the filing persons' plans or
        proposals, was not amended until August 23, 2011. Supplementally provide us with your
        analysis of why the filing persons did not amend the Schedule 13D promptly upon the
        occurrence of a material change to the disclosure set forth in the initial 13D. Refer to
        Rule 13d-2(a). We may have further comment.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in writing, a statement
from the filing persons acknowledging that:

        ·   the filing persons are responsible for the adequacy and accuracy of the disclosure in
             the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
             foreclose the Commission from taking any action with respect to the filing; and

        ·   the filing persons may not assert staff comments as a defense in any proceeding
             initiated by the Commission or any person under the federal securities laws of the
             United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions